

Mail Stop 3233

December 1, 2016

<u>Via E-mail</u>
Javier F. Bitar
Chief Financial Officer and Treasurer
Griffin Capital Essential Asset REIT II
1520 E. Grand Ave
El Segundo, CA 90245

> **Re:** **Griffin Capital Essential Asset REIT II**
> **Form 10-K for the fiscal year ended December 31, 2015**
> **Filed March 10, 2016**
> **File No. 333-194280**

Dear Mr. Bitar:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

<u>Form 10-K for Fiscal Year Ended December 31, 2015</u>

<u>Risk Factors, page 14</u>

1.   We note your disclosure on page 42 and elsewhere regarding your share redemption program, including the statement that in 2015 you satisfied all of the eligible redemption requests at a weighted average price per share of $10.00 pursuant to the terms of the SRP. It appears that redeeming investors will receive more upon redemption than the company received in proceeds from the initial sale to investors. If accurate, in future Exchange Act periodic reports, please include a risk factor that all redemptions will dilute remaining shareholders.

Distributions, page 40

2.   Please revise future periodic filings to disclose the tax status of distributions per share pursuant to Rule 3-15(c) of Regulation S-X.

Distributions and Our Distribution Policy, page 53

3.   In future Exchange Act periodic reports, please revise to include the relationship of cumulative distributions paid since inception, including any amounts reinvested through the DRP, and cumulative earnings.

Schedule III – Real Estate and Accumulated Depreciation, page F-35

4.   Please revise future periodic filings to disclose the aggregate costs of your real estate assets for Federal income tax purposes pursuant to footnote 6 to Rule 12-28 of Regulation S-X.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Eric McPhee at (202) 551-3693 or me at (202) 551-3468 if you have questions regarding comments on the financial statements and related matters. Please contact Sara Von Althann at (202) 551-3207 or Tom Kluck at (202) 551-3233 with any other questions.

                                        Sincerely,

                                        /s/ Wilson K. Lee

                                        Wilson Lee
                                        Senior Staff Accountant
                                        Off ice of Real Estate and
                                        Commodities